Exhibit 4.3

ASML Employee

Umbrella Share Plan

Master Plan relating to the

Grant of Equity Incentives

Adopted by the Board of Management of ASML Holding N.V. on 18 November 2013

Effective Date 1 January 2014

Related documents

In the ASML Employee Umbrella Share Plan reference is made to the Insider Trading Rules and the Articles of Association. These documents can be found on the ASML Intranet or the ASML website on Internet.

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Introduction

ASML Holding N.V. (“the Company”) wishes to operate the Employee Umbrella Share Plan for the purposes of recognising and rewarding Individuals for their contributions to the success of the Company, creating an ownership culture, aligning their interests to those of the Company’s shareholders, strengthening their long-term commitment to the Company and providing them with the opportunity to become shareholders of the Company. The main purpose of the grants of Equity Incentives under the Employee Umbrella Share Plan is to continue to attract, reward and retain qualified and experienced industry professionals in an international labour market.

Under the Employee Umbrella Share Plan, different types of Equity Incentives may be granted to Individuals from time to time. The Employee Umbrella Share Plan contains (i) the Master Plan, outlining the general terms and conditions that apply to different types of Equity Incentives; (ii) a separate Grant Notification for each type of Equity Incentive setting out the specific terms and conditions that apply to that particular Grant; and (iii) Operating Guidelines containing governance rules.

This Employee Umbrella Share Plan is applicable to all new Grants to be made as of the Effective Date. However, this Employee Umbrella Share Plan shall not be applicable to purchased options and purchased shares, as these types of equity-based incentives will be governed by the ASML Share and Option Purchase Plans, as applicable at the Effective Date and as may be amended from time to time.

Article 1 – Definitions

In this Master Plan and the Grant Notification and Operating Guidelines, unless the context otherwise requires, the following definitions will apply unless explicitly expressed otherwise:

Adoption	:	adoption of the terms and conditions of the Employee Umbrella Share Plan by the Board of Management;

Adoption Date	:	the date on which the Employee Umbrella Share Plan is adopted;

Articles of Association	:	the articles of association of the Company as registered with the Chamber of Commerce and as amended from time to time;

Board of Management	:	the board of management of the Company as mentioned in the Articles of Association;

Business Conditions	:	any situation in which the termination of the Participant’s employment or the providing of similar services is caused by economic circumstances or other business reasons associated with the Company or Group Company and is in any event or situation not based on the Participant’s individual performance;

Change of Control	:	a transaction or a series of transactions or the conclusion of an agreement, which alone or taken together have the effect that as a result thereof a Person or group of Persons, not currently controlling the Company, obtains, directly or indirectly, (i) more than 50% of the voting interest in the Company, a Group Company or a Division, or (ii) the ability to appoint or elect more than 50% of the Board of Management of the Company or a Group Company, or (iii) the ability to appoint or elect more than 50% of the management of a Division;

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Company	:	ASML Holding N.V., having its registered seat at De Run 6501, 5504 DR Veldhoven, the Netherlands, registered with the Dutch Chamber of Commerce (Kamer van Koophandel) of Brabant under registration number 17085815;

Company Share	:	an ordinary share A in the capital of the Company, having a nominal value of EUR 0.09 (nine eurocents) or any other nominal value such share may have in the future, as traded on the Stock Exchange;

Closed Period	:	a period during which certain Individuals, including and as defined as so-called Designated Employees, are not allowed to execute any transactions in or rights to Company Shares. Such a Closed Period includes the periods prior to publication of the Company’s annual and quarterly results, as well as any other period in which it is prohibited to execute transactions, as further determined and defined in the Insider Trading Rules;

Delivery	:	the delivery (‘levering’) of Company Shares to the securities account of a Participant, constituting the legal transfer of ownership and shareholder’s rights to the Participant, whereby “Delivery”, “Delivered” and “Delivery Date” shall be construed and interpreted accordingly;

Division	:	an administrative unit of the Company and/or a Group Company responsible for a particular market or area of activity which is not being operated as a Group Company;

Effective Date	:	the date as from which the Employee Umbrella Share Plan is effective, as specified on the title page;

Equity Incentives	:	Incentive Options, Incentive Shares, Performance Options, Performance Shares or any other type of share-based incentive Granted under the Employee Umbrella Share Plan;

Exercise Period	:	the period during which an Incentive Option or a Performance Option may be exercised as specified in the relevant Grant Notification;

Exercise Price	:	the price for which a Participant whom has been granted an Incentive Option or a Performance Option may acquire one Company Share upon the exercise of an Option. The Exercise Price is equal to the Fair Market Value of a Company Share on the Grant Date as specified in the Grant Notification;

Fair Market Value	:	the closing price of a Company Share on the Stock Exchange as reported on the day on which such value is determined and, if on any such day no such price exists, the closing price of a Company Share on the Stock Exchange as reported on the nearest preceding day on which such a price does exist;

Grant	:	the grant of an Equity Incentive

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Grant Date	:	the date on which a Grant is made to a Participant, as specified in the relevant Grant Notification;

Grant Notification	:	the document issued by the Company to the Participant which specifies the details of a specific Grant;

Group Company	:	any subsidiary or affiliated company of the Company, as may change from time to time; the expressions “Group” and “Group Company” shall be construed and interpreted in accordance with article 2:24b of the Dutch Civil Code;

Holding Period	:	the period after the Vesting Date during which the Company Shares acquired by a Participant are subject to Transfer Restrictions

Incentive Options	:	a right granted under the Employee Umbrella Share Plan by the Company to the Participant to acquire Company Shares during the Exercise Period after the fulfilment of all the Vesting requirements, against payment of the Exercise Price;

Incentive Shares	:	a right granted under the Employee Umbrella Share Plan by the Company to the Participant to receive Company Shares after the fulfilment of all the Vesting requirements;

Individual	:	any individual who has entered into employment with the Company or a Group Company; or an individual providing services for the Company or a Group Company similar to those rendered by an employee of the Company or a Group Company, with the exception of members of the Board of Management and members of the Supervisory Board;

Insider Trading Rules	:	the internal ASML Rules on Insider Trading as published by the Company on its website, as may be amended from time to time;

Master Plan	:	this master plan for Equity Incentives relating to Company Shares;

Operating Guidelines	:	the guidelines to the Employee Umbrella Share Plan that govern, inter alia, the process and settlement of Grants, the administration of the Employee Umbrella Share Plan and the powers delegated to the USP Committee;

Options	:	Incentive Options and/or Performance Options;

Participant	:	an Individual to whom a Grant has been made by way of a Grant Notification under the Employee Umbrella Share Plan;

Performance Condition	:	one or more performance targets set at the Grant Date specified in the relevant Grant Notification that should be achieved during the relevant Performance Period in order to determine the level of Vesting of Grants on the Vesting Date;

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Performance Options	:	a right granted under the Employee Umbrella Share Plan by the Company to the Participant to acquire Company Shares during the Exercise Period after the fulfilment of all the Vesting requirements, including the achievement of the Performance Conditions, against payment of the Exercise Price;

Performance Period	:	the period, as determined in the relevant Grant Notification, over which the achievement of Performance Conditions is measured;

Performance Shares	:	a right granted under the Employee Umbrella Share Plan by the Company to the Participant to receive Company Shares after the fulfilment of all the Vesting requirements, including the achievement of the Performance Conditions;

Person	:	any individual, partnership, limited liability company, firm, corporation, company or other entity, association, trust or unincorporated organisation;

Retirement	:	reaching of the normal statutory retirement age in a given country at which an Individual becomes entitled to a state old age pension. This statutory retirement age can only be lowered if and to the extent that the Individual is entitled to a form of early retirement on the basis of an individual agreement or collective agreement on Company, Group Company or industry line level;

Stock Exchange	:	the stock exchange of NYSE Euronext Amsterdam, the Netherlands; or, when applicable, the NASDAQ Stock Market, New York, United States of America, where Company Shares are traded;

Supervisory Board	:	the supervisory board of the Company as mentioned in the Articles of Association;

Total and Permanent Disability:	:	the mental or physical disability, whether occupational or non-occupational in cause, which satisfies such definition in any insurance policy or plan provided to the Participant by the Company or a Group Company, or, alternatively, the Participant’s applicable national legislation pertaining to persons with disability;

Transfer Restrictions	:	restrictions during the Holding Period in respect of selling and transferring, and/or assigning, charging, pledging, encumbering and hedging any Company Shares acquired upon Delivery following Vesting of Performance Shares as determined in the relevant Grant Notification;

Employee Umbrella Share Plan	:	this Master Plan; the Operating Guidelines and the Grant Notification;

USP Committee	:	a person or committee of persons designated by the Board of Management to exercise powers in relation to the Employee Umbrella Share Plan in accordance with Article 4.1 whose responsibilities are subject to the Operating Guidelines;

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Vest/Vesting	:	the satisfaction of continued employment conditions, Performance Conditions, or any other requirements or conditions, as the case may be, attached to Equity Incentives as determined in the Employee Umbrella Share Plan; and

Vesting Date	:	the date on which an Equity Incentive Vests as specified in the relevant Grant Notification.

Article 2 – Interpretation

Words or expressions used in the Plan shall where appropriate:

(i)	when denoting the masculine gender include the feminine and vice versa;

(ii)	when denoting the singular include the plural and vice versa;

(iii)	when referring to any enactment be construed as a reference to that enactment including any amendments, re-enactments and/or regulations made there under;

(iv)	when referring to the Articles or a specific Article be taken to refer to the terms and conditions of this Master Plan;

(v)	when a period of time is specified and starts from a given day or the day of an act or event, be calculated inclusive of that day;

(vi)	be construed such that the headings and sub-headings are for ease of reference only, and do not affect the interpretation of any Article; and

(vii)	when referring to any enactment or regulations under Dutch law be construed at the discretion of the Board of Management as a reference to other applicable laws or regulations of any other country (or region of a country).

Article 3 – Availability of Company Shares

The Company shall at all times have sufficient treasury shares and the relevant authorizations to issue Company Shares to satisfy:

(i)	the exercise of all Incentive Options and Performance Options which have neither lapsed nor been fully exercised taking into account any other obligations of the Company to provide Company Shares; and

(ii)	the Delivery of all Incentive Shares and Performance Shares taking into account any other obligations of the Company to procure the provision of Company Shares.

Article 4 – Powers of the Board of Management and the Supervisory Board

4.1	Administration of the Employee Umbrella Share Plan – The Employee Umbrella Share Plan shall be executed by the Board of Management. In accordance with applicable rules and regulations, the Board of Management shall have such powers and authority as set out in this Master Plan. Furthermore, the Board of Management shall determine as soon as practicable after the Adoption Date when, how and to what extent any of its powers shall be delegated to the USP Committee. The Board of Management will, subject to the applicable legal requirements, issue the Operating Guidelines setting out the powers of the USP Committee and the procedures following which the Employee Umbrella Share Plan shall be operated provided that, in the event of a conflict between any provision of the Operating Guidelines and the Master Plan, the Master Plan shall prevail. The Board of Management has the authority to amend or withdraw any such delegation of powers at any time.

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4.2	Powers of the Board of Management – In accordance with applicable rules and regulations, the Board of Management shall have the authority and complete discretion to:

(i)	adopt the terms and conditions of the Employee Umbrella Share Plan;

(ii)	select Individuals for participation in the Employee Umbrella Share Plan taking into account the total number of Company Shares that will be used as determined by the Supervisory Board;

(iii)	determine the type and number of Equity Incentives to be Granted to Individuals and the terms and conditions that apply to the Equity Incentives, in accordance with the terms and conditions of the Employee Umbrella Share Plan.

(iv)	determine, for each Grant of Performance Options and Performance Shares to Individuals, the Performance Condition that will be attached to such Grant;

(v)	make Grants to selected Individuals;

(vi)	determine, in respect of Grants to which a Performance Condition is attached, the level of Vesting of such Grant on the Vesting Date, taking into account the satisfaction of continued employment conditions and/or any other Vesting conditions;

(vii)	determine, in respect of Grants to which no Performance Condition is attached, that the Grant has Vested on the Vesting Date;

(viii)	decide to Grant to Individuals a type of share-based incentive under the Employee Umbrella Share Plan, other than those explicitly mentioned in the definition of Equity Incentive;

(ix)	construe and interpret the provisions of the Employee Umbrella Share Plan;

(x)	authorize any person, other than the USP Committee members, to execute on behalf of the Company, any instrument required to effectuate a Grant;

(xi)	make any adjustments to the Employee Umbrella Share Plan and/or outstanding Grants in the event of a Change of Control of the Company or a Group Company without adversely affecting the rights of the Participants; and

(xii)	make all other determinations deemed necessary or desirable for the administration of the Employee Umbrella Share Plan.

4.3	Ultimate remedium and claw back – The Management Board has the authority to:

(i)	adjust the number of unvested Equity Incentives upwards or downwards if exceptional circumstances would produce an unfair result; and/or

(ii)	to fully or partially recover Vested Equity Incentives within a period of five years following the Grant Date if the Grant was made or Vesting occurred on the basis of incorrect financial or other data which requires an official restatement of the financial statements of the Company or a Group Company, other than an adjustment to the financial statements following a change in accounting standards or principles.

4.4	Powers of the Supervisory Board – In accordance with the applicable rules and regulations, the Supervisory Board shall have the authority and complete discretion to decide on the total number of Company Shares to be used to give effect Grants.

4.5	Interpretation – The Board of Management’s interpretation and construction of any provision of the Master Plan or of any Grant Notification shall be final and binding on all persons claiming an interest in a Grant effected under the Employee Umbrella Share Plan. The Board of Management shall not be liable for any action or determination made in good faith with respect to the Employee Umbrella Share Plan.

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Article 5 – Non-transferability of Grants

5.1	Notwithstanding the situation as mentioned in Article 12.1, the following restrictions apply to the transfer of Grants:

(i)	Participants are not permitted to transfer, assign, charge, pledge, encumber or hedge the rights to Company Shares or the Options granted to them under the Employee Umbrella Share Plan.

(ii)	Prior to a Delivery, Participants shall not be permitted to conclude any transaction in relation to the Grants on any Stock Exchange. Any attempt by a Participant to effect such a transaction shall cause such Grant to lapse with immediate effect and become null and void.

(iii)	Following a Delivery, Participants may be subject to Transfer Restrictions during a Holding Period as determined in the relevant Grant Notification.

5.2	In addition, a Participant’s rights to Company Shares or the Options under the Employee Umbrella Share Plan cannot be subject, in any manner, to alienation, sale, transfer, pledge, hedging, attachment or garnishment by creditors of the Participant. Any attempt by a Participant to make his rights subject to such actions shall cause such Grant to lapse with immediate effect and to become null and void.

Article 6 – Frequency of Grants

6.1	Grants will be made annually, on a fully discretionary basis, in a consistent manner relating to frequency and timing and based on a maximum number of underlying Company Shares available for Grants.

6.2	The Grant Date shall be the second trading day on the Stock Exchange following the date of the publication of the annual financial results of the Company.

6.3	Only in those events that Grants are made to a new hire or in relation to the promotion of an Individual, or to new hires as result of the acquisition of another company, the Grant Date shall be the second trading day on the Stock Exchange following the date of the publication of the first quarterly results of the Company following the date of hiring or promotion. For every type of Equity Incentive separately, the Company can effectuate such Grants up to a maximum of four times per calendar year.

6.4	Where the second trading day on the Stock Exchange falls within a Closed Period, the Grant Date shall be set at the first date these transfer restrictions are lifted.

Article 7 – Grant Notifications

7.1	Subject to Article 23.3, each Grant shall be evidenced by a written Grant Notification concluded between the Individual and the Company, setting forth the terms and conditions pertaining to such Grant. Grant Notifications shall, together and concurrently with the Master Plan, govern the Grant in accordance with local legal and regulatory requirements.

7.2	The Individual shall be deemed to have accepted the Grant at the Grant Date unless the Individual has given written notice to the Company within 30 days following the Grant Date that he does not accept the Grant. By acceptance of the Grant, the Individual acknowledges to have received a copy of the Master Plan and fully understands and agrees to its terms and conditions.

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Article 8 – Incentive Options

8.1	Incentive Options may be granted to selected Individuals, whereby the Grant Notification related to such Incentive Option shall specify, inter alia, the Grant Date, the Vesting Date, the number of Incentive Options, the Exercise Price and the Exercise Period. The Grant Notification may contain such other provisions as deemed desirable by the Board of Management, including without limitation:

(i)	the Vesting requirements, including, inter alia, the requirement to be continuously employed from the Grant Date up to and including the relevant Vesting Date;

(ii)	the exercise procedures, such as the requirement to settle the Exercise Price prior to the Delivery of Company Shares; and

(iii)	the procedures to facilitate the payment of withholding taxes in accordance with Article 17.

8.2	Vested Incentive Options may only be exercised during the Exercise Period. Vested Incentive Options that have not been exercised during the Exercise Period will lapse and become null and void.

Article 9 – Incentive Shares

Incentive Shares may be granted to selected Individuals, whereby the Grant Notification related to such Incentive Shares shall specify, inter alia, the Grant Date, the Vesting Date and the number of Incentive Shares. The Grant Notification may contain such other provisions as deemed desirable by the Board of Management, including without limitation:

(i)	the Vesting requirements, including, inter alia, the requirement to be continuously employed from the Grant Date up to and including the relevant Vesting Date; and

(ii)	the procedure to facilitate the payment of withholding taxes in accordance with Article 17.

Article 10 – Performance Options

10.1	Performance Options may be granted to selected Individuals, whereby the Grant Notification shall specify, inter alia, the Grant Date, the Vesting Date, the number of Performance Options, the Exercise Price, the Exercise Period, the Performance Condition and the Performance Period. The Grant Notification may contain such other provisions as deemed desirable by the Board of Management, including without limitation:

(i)	the Vesting requirements, including, inter alia, the requirement to be continuously employed from the Grant Date up to and including the relevant Vesting Date;

(ii)	the exercise procedures, such as the requirement to settle the Exercise Price prior to the Delivery of Company Shares; and

(iii)	the procedure to facilitate the payment of withholding taxes in accordance with Article 17.

10.2	Vested Performance Options may only be exercised during the Exercise Period. Vested Performance Options that have not been exercised during the Exercise Period will lapse and become null and void.

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Article 11 – Performance Shares

Performance Shares may be granted to selected Individuals, whereby the Grant Notification shall specify, inter alia, the Grant Date, the Vesting Date, the number of Performance Shares, the Performance Condition including possible Vesting levels, the Performance Period, and, if applicable, the Transfer Restrictions during the Holding Period. The Grant Notification may contain such other provisions as deemed desirable by the Board of Management, including without limitation:

(i)	the Vesting requirements, including, inter alia, the requirement to be continuously employed from the Grant Date up to and including the relevant Vesting Date; and

(ii)	the procedure to facilitate the payment of withholding taxes in accordance with Article 17.

Article 12 – Termination

12.1	Death – In case of the decease of a Participant, any of his Equity Incentives that have not yet Vested at the date of his decease shall Vest in full immediately upon such date and will be settled in cash at the Fair Market Value of the Company Share at such date. The Vesting requirement relating to the Performance Condition shall not be applied and the Equity Incentive shall be deemed to Vest. Each Vested Option shall be settled in cash based on the difference between (i) the Fair Market Value of the Company Share at the date of decease; and (ii) the Exercise Price. The cash proceeds of such settlement shall be paid, subject to Article 17, to his legal personal representatives (or, if appropriate, his designated beneficiary or beneficiaries and in the event of there being no designated beneficiary or beneficiaries, his estate) as soon as practically possible following the date of his decease.

12.2	Total and Permanent Disability, Retirement, transfer of business, Business Conditions – If a Participant ceases to be employed by or ceases to provide similar services to the Company or any Group Company:

(i)	by reason of Total and Permanent Disability; or

(ii)	by reason of Retirement; or

(iii)	solely by reason of the company by which he is for the time being employed or to which he is rendering similar services then ceasing to be a Group Company or by reason of the transfer of the business unit or part of the business unit in which the Participant is employed or to which he provides services, to a transferee which is not a Group Company or a Division; or

(iv)	by virtue of termination of employment by the Company or a Group Company due to or following from Business Conditions as determined by the Board of Management in their absolute discretion;

then any of his Equity Incentives that have not yet Vested at the date of termination of employment or services shall continue to Vest upon the Vesting Date stated in the Grant Notification to the extent the Performance Conditions are met and he may exercise all or any of his Incentive Options and Performance Options during the Exercise Period stated in the Grant Notification.

12.3	Fraud, gross negligence, wilful misconduct – If a Participant is given notice to terminate employment or similar services in circumstances involving fraud, gross negligence or wilful misconduct, all of his Equity Incentives shall lapse on the date that such notice of termination of employment or similar services is given. In addition, the following provisions apply for (a) Company Shares Delivered to a Participant that are subject to Transfer Restrictions immediately prior to terminating employment or similar services; or (b) Company Shares that have been Delivered to a Participant within a period of maximum two years that coincides with the period in which the act or behaviour of the Participant occurred for which the notice to terminate employment or similar services is given:

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(i)	If and insofar as the Participant owns Company Shares Delivered under the Employee Umbrella Share Plan, he is required to sell such Company Shares to the Company or a person indicated by it for a price equal to (A) in case the Company Shares were acquired through the exercise of Incentive Options and/or Performance Options, the lower of the Exercise Price and the Fair Market Value of the Company Share at the date that such notice of termination of employment is given, multiplied by the number of Company Shares subject to the Options; or (B) in case the Company Shares were acquired through the Vesting of Incentives Shares or Performance Shares, the Fair Market Value of the Company Share at the date that such notice of termination of employment is given, multiplied by the number of Company Shares acquired; and

(ii)	If and insofar as the Participant has disposed of the Company Shares Delivered under the Employee Umbrella Share Plan, he is also required to pay to the Company any gain realised following the sale of any Shares initially acquired through the exercise of such Options and/or the Delivery of Company Shares less any taxes as a result of the operation of the Employee Umbrella Share Plan as paid and born by the Participant.

12.4	Other reasons for termination in respect of Equity Incentives: Options – If a Participant ceases to be employed by the Company or a Group Company or ceases to provide similar services by any reason other than those listed in Article 12.1, 12.2 or 12.3, any Incentive Options and/or Performance Options that have not Vested prior to or on the date of termination of employment shall lapse with immediate effect and become null and void. Any Options that have Vested at the date of termination of employment shall lapse 90 days following the date of termination of employment or similar services. If such period falls within a Closed Period, the period will be extended with the number of days during which such exercise is not permitted so that the Options can be exercised prior to or on the last day of such extended period. The period as determined and, if applicable extended in this Article 12.4, shall in any case not exceed the Exercise Period. Options that remain unexercised at the end of this 90 day period will become null and void. All Grants that have thus become null and void, will do so without Participants being entitled to any compensation in this respect from the Company or another Group Company.

12.5	Other reasons for termination in respect of Equity Incentives: Shares – If a Participant ceases to be employed by the Company or a Group Company or ceases to provide similar services for any reason other than those listed in Article 12.1, 12.2 and 12.3, the right to receive any Incentive Shares and/or Performance Shares that have not Vested prior to or on the date of termination of employment or similar services shall lapse with immediate effect and become null and void. All Grants that have thus become null and void, will do so without Participants being entitled to any compensation in this respect from Company or another Group Company.

12.6	Transfer Restrictions during the Holding Period – If a Participant ceases to be employed by the Company or a Group Company or ceases to provide similar services and owns Company Shares acquired through the Vesting of Performance Shares which are subject to Transfer Restrictions during a Holding Period, such Company Shares will not lapse upon termination of employment, but such Company Shares will no longer be subject to the Transfer Restrictions provided in the Grant Notification unless the Grant Notification explicitly determines otherwise.

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Article 13 – Variation of Share capital

13.1	The number of Equity Incentives or the Exercise Price (including any change in the currency in which Equity Incentives are denominated) subject to a Grant may be adjusted in the event of a change of the Company’s share capital that affects the value of Grants made under the Employee Umbrella Share Plan. Such adjustments will be made by the Company in a manner the Company considers to be fair and reasonable, without any obligation for the Company to make such adjustment. The Company is under no obligation to compensate Participants in the event of such an adjustment.

13.2	Events that may affect the share capital of the Company are among others: (i) a stock split, (ii) a reverse stock split, (iii) any other capitalisation issue, rights issue or rights offer, or (iv) any reduction, sub-division, consolidation.

13.3	Any adjustments made based on this Article 13 may upon request of the Board of Management be reviewed by an independent expert on the basis of the principles of reasonableness and fairness. Notwithstanding the provisions of this Article 13, the decision made by the Company as to whether or not such adjustments are to be made shall be conclusive and binding. The Participant will be notified in writing as soon as possible on the adjustments made to their Equity Incentives.

Article 14 – Dissolution or Liquidation

In the event of a proposed dissolution or liquidation of the Company, unvested Equity Incentives shall lapse at the moment the dissolution or liquidation taking place. However the Board of Management is authorised to allow for the immediate Vesting, or in the event of Options, exercise and/or mandatory sale of Vested Equity Incentives immediately prior to the moment the dissolution or liquidating taking place.

Article 15 – Status of Employee Umbrella Share Plan and Grants

15.1	The Employee Umbrella Share Plan is not part of the Participant’s employment agreement (or similar services agreement) with the Company or any Group Company, and shall not be construed to give any Participant the right to remain in the employ of or to provide services to the Company or any Group Company.

15.2	A Grant made under this Plan cannot be considered a guarantee to the Participant that the employment (or similar services arrangement) of the Participant with the Company or with any other Group Company will continue.

15.3	Any benefits derived by the Participant under this Plan shall not be taken into account for the purposes of determining the Participant’s contribution or entitlement to benefits under any pension arrangement or for the purposes of determining any other claim for compensation the Participant may have against the Company or against any other Group Company.

15.4	Where the employment of the Participant terminates for whatever reason, the Participant shall not be entitled to any compensation or damages including damages following unfair dismissal, any other form of breach of contract or any claim for compensation for the loss of employment insofar as such compensation or damages arise or may arise from the Participant ceasing to have rights under, or ceasing to be entitled to receive Equity Incentives under this Employee Umbrella Share Plan as a result of such termination. The Plan shall not at any time affect the rights of the Company or a Group Company to terminate such Participant’s status as an employee, similar services provider, whether with or without cause.

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15.5	The Grant of an Equity Incentive shall not entitle the Participant to receive any other Grant under the Employee Umbrella Share Plan or to participate in any other plan operated by the Company or any Group Company now or in future. The Grant of an Equity Incentive shall not preclude the Participant from receiving any other Grant or other grant under the Employee Umbrella Share Plan or from participating in any other plan operated by the Company or any Group Company now or in future.

15.6	The Plan is intended to constitute an unfunded plan for incentive compensation. Prior to the Delivery of Company Shares, cash or other form of payment in connection with an Equity Incentive, nothing contained herein shall give any Participant any rights that are greater than those of a general unsecured creditor of the Company.

Article 16 – Shareholder rights

16.1	Company Shares Delivered pursuant to the Employee Umbrella Share Plan will be Delivered without the benefit of any rights (including shareholder rights) attaching thereto preceding the date of exercise in the case of Options and preceding the date of Vesting in the case of Company Share Grants. This also includes that Participants have no right to receive dividends or exercise voting rights with respect to Equity Incentives granted under the Employee Umbrella Share Plan that have not Vested.

16.2	Company Shares issued upon the exercise of Options and Shares Delivered shall be identical and rank pari passu in all respects with the shares in the same class then in issue.

Article 17 – Taxes and Social Security

17.1	Any personal taxes that result from participation in the Employee Umbrella Share Plan or from any amendment to the terms and condition of the Employee Umbrella Share Plan shall be entirely for the account of the Participant. Personal taxes may include, but are not limited to, levies such as wage tax, income tax, net wealth tax, capital gains tax, share transfer tax, employee social security and social insurance including mandatory health insurance contributions.

17.2	Each Participant is ultimately responsible for reporting taxable income in his annual personal income tax return. Furthermore, any consequences of Participation in the Employee Umbrella Share Plan for among others pension arrangements, early retirement arrangements, social benefits or income level dependent regulations, such as subsidies and allowances, are entirely for the account of the Participant.

17.3	The Participant (or in the event of his decease, such person, persons or estate mentioned in Article 12.1) shall permit the Company or any Group Company to account for an amount equal to any wage or income tax, employee’s social security contributions liability and any other liabilities for which the Company or a Group Company (as the case may be) has an obligation to withhold and account. Consequently, they have the right to make withholdings from the Participant’s salary or variable compensation (e.g. bonus payments, holiday allowance) to meet any withholding obligations that result from the participation in the Employee Umbrella Share Plan.

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17.4	In order to meet its obligations, the Participant may be given the possibility to sell sufficient Company Shares to meet his liabilities under Article 17.1 above, unless the relevant Grant Notification determines otherwise. To that effect, the Participant may permit the Company or the Group Company as the case may be to retain from the sale proceeds an amount equal to such liability and any balance amount will be paid to the Participant.

17.5	Whenever Company Shares are to be Delivered or issued under the Plan, the Company or any Group Company may require the Participant to remit to the Company or a Group Company an amount sufficient to satisfy all withholding tax requirements, as mentioned in this Article 17.1, prior to the Delivery of the Company Shares, including, but not limited to, the withholding of wage tax, income tax and employee social security contributions.

17.6	The Employee Umbrella Share Plan is governed by the applicable tax and social security legislation and regulations prevailing at the Effective Date. If any tax and/or social security legislation or regulations are amended at any time after the Effective Date and any tax or employee social security levies become payable, the costs and risks related thereto shall be borne by the Participant.

17.7	For the avoidance of doubt, the provisions of Article 17.3 through 17.5 shall apply to a Participant’s liabilities that may arise on the (i) Grant, Vesting and/or exercise of an Equity Incentive Option Grant or ; and (ii) the Vesting and/or Delivery of his Equity Incentive Company Share Grant in more than one jurisdiction.

17.8	Except as described in this Article 17, any tax, employee’s social security contributions or similar liabilities arising out of the disposal of Shares shall be the responsibility of the Participant alone.

Article 18 – Costs

18.1	The costs associated with the exercise of Options and/or the sale and retention of Company Shares shall be borne by the Participant.

18.2	The costs relating to the issue and/or acquisition of Company Shares by the Company to meet its obligations under the Employee Umbrella Share Plan shall be payable by the Company.

Article 19 – Insider Trading

19.1	Participants shall be subject to and bound by the terms and conditions of the internal Insider Trading Rules and statutory insider trading rules as well as other statutory rules, applicable at the time. Such rules may restrict the rights of the Participants under this Employee Umbrella Share Plan.

19.2	Participants are deemed to be familiar and are responsible for complying with the Insider Trading Rules and any other information, guidance and/or regulations issued by the Company or relevant government or regulatory bodies. The Company shall incur no liability should the Participant act in breach of these Insider Trading Rules.

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Article 20 – Notification

20.1	Notices from the Company or a Group Company to (potential) Participants with respect to the Employee Umbrella Share Plan shall be regarded as correctly addressed if sent to the address as recorded in the staff records department of the Company or the Group Company.

20.2	Participants are obliged to timely notify the Company or the Group Company of any change of address, even if the Participant terminated his employment or similar services arrangement with the Company or a Group Company. The Company and the relevant Group Company do not have an obligation to verify that the address information, including the e-mail address information of Participants as contained in the staff records is correct.

20.3	Adverse consequences from incomplete or incorrect address information in the staff records are for the account of the Participant. This is only different if the Participant is able to legally prove, which goes beyond making a credible claim, that the Participant notified the Company or the relevant Group Company in a timely and correct manner of the complete and correct address.

20.4	Notices from (potential) Participants to the Company shall be considered correctly addressed if sent for the attention of the designated plan administrator to the address of the Company as listed with the Chamber of Commerce.

Article 21 – Data Protection

21.1	In the execution of the Employee Umbrella Share Plan, the Company will respect and comply with applicable data protection laws. The Participant will be requested to consent electronically to the processing, collection, recording, organising, storing and adapting of personal data by the Company or third party administrators involved in the operation and administration of the Employee Umbrella Share Plan and for that purpose only. This may also include transferring such information to countries or territories that fall outside of the European Economic Area and which may not provide the same level of data protection as the European Economic Area or the Participant’s home country. The Participant acknowledges that this may restrict the Participant’s rights.

21.2	The Participant has the right to access and/or correct personal data by himself and, if and when necessary, by contacting the relevant local HR representative or appointed service coordinator.

Article 22 – Amendments

22.1	Subject to the necessary approvals and/or consents required by law, the Board of Management may from time to time at its discretion amend any of the terms and conditions of the Employee Umbrella Share Plan by means of an amendment agreement.

22.2	No amendment, waiver or replacement to or of the Employee Umbrella Share Plan, any rules or regulations for the administration of this Plan shall be made to the extent to which it would have a detrimental effect on any of the existing rights of Participants without such prior consent on their part.

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Article 23 – Breaches

23.1	If a Participant breaches the provisions of the Employee Umbrella Share Plan, dependent on the breach, the Board of Management may decide at its sole discretion that the relevant Grants will become null and void. A notification will be sent accordingly to the Participant.

23.2	The decision of the Board of Management in any dispute or question relating to any Grant to Individuals, shall be final and conclusive subject to the terms and conditions of the Employee Umbrella Share Plan.

23.3	The provisions of a Grant Notification shall govern and prevail in the event of any conflict with the terms and conditions of this Master Plan.

Article 24 – Governing Law

24.1	The Employee Umbrella Share Plan is governed by the laws of the Netherlands. In the event part of the terms and conditions of the Employee Umbrella Share Plan are ruled to be null and void by a judge, the undisputed terms and conditions will remain in force.

24.2	Any disputes with respect to participation in the Employee Umbrella Share Plan shall be settled by the Court of ‘s-Hertogenbosch, the Netherlands.

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